Exhibit 12.1

Capital Lease Funding, Inc. and Subsidiaries
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands, except ratios)	Year ended December 31,
	2004	2003	2002	2001	2000
Earnings:
Income before provision for income taxes	$1,369	$6,633	$832	$4,064	$(18,961)
Interest expense	2,768	2,058	2,801	7,155	13,689
Portion of rental expense representing interest	77	110	139	96	21
Total earnings (deficiency)	$4,214	$8,801	$3,772	$11,315	$(5,251)

Fixed Charges:
Interest expense	$2,768	$2,058	$2,801	$7,155	$13,689
Portion of rental expense representing interest	77	110	139	96	21
Total	$2,845	$2,168	$2,940	$7,251	$13,710

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.48	4.06	1.28	1.56	—